FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 23 March 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: 23 March 2018, London UK - LSE

ViiV Healthcare gains CHMP positive opinion for Juluca (dolutegravir/rilpivirine) in Europe

London, 23 March 2018 - ViiV Healthcare, the global specialist HIV company, majority owned by GlaxoSmithKline, with Pfizer Inc. and Shionogi Limited as shareholders, today announced that the European Committee for Medicinal Products for Human Use (CHMP) has issued a Positive Opinion recommending marketing authorisation for Juluca (dolutegravir/rilpivirine) for the treatment of HIV infection in adults who are virologically suppressed (HIV-1 RNA less than 50 copies per mL) on a stable antiretroviral regimen for at least six months with no history of virological failure and no known or suspected resistance to any non-nucleoside reverse transcriptase inhibitor or integrase inhibitor. The 2-drug regimen comprises dolutegravir 50mg (ViiV Healthcare) and rilpivirine 25mg (Janssen Sciences Ireland UC).

Deborah Waterhouse, Chief Executive Officer at ViiV Healthcare commented: "Today is an important milestone for people living with HIV in Europe. It takes us a step closer to offering the first, single-pill, 2-drug regimen with the opportunity to reduce the number of drugs needed to treat HIV in those who are virologically suppressed; Juluca is expected to be the smallest single-pill regimen in the market. ViiV Healthcare is committed to delivering advances in HIV care, including providing innovative treatment options that meet the evolving needs of people living with HIV and we are willing to challenge the traditional HIV treatment paradigms to deliver these advances."

The CHMP positive opinion follows the United States Food and Drug Administration approval of Juluca in November 2017 for the treatment of HIV-1 infection in adults to replace the current antiretroviral regimen in those who are virologically suppressed (HIV-1 RNA less than 50 copies per mL) on a stable antiretroviral regimen for at least 6 months with no history of treatment failure and no known substitutions associated with resistance to the individual components of dolutegravir/rilpivirine;[1] and is supported by data from two pivotal phase III clinical trials, SWORD-1 and SWORD-2, and a pivotal bioequivalence study.[2],[3]

Positive data from the SWORD studies, recently published in The Lancet (5th January 2018), showed that the dolutegravir and rilpivirine regimen is non-inferior to three and four drug regimens in maintaining virologic suppression (HIV-1 RNA less than 50 copies per mL) through 48 weeks in adults who are infected with HIV-1 and have no history of resistance or treatment failure, in both pooled and individual analyses of the SWORD-1 and SWORD-2 studies (dolutegravir+rilpivirine 486/513 [95%] current antiretroviral regimen 485/511 [95%], [adjusted difference -0.2% (95% confidence interval: -3.0%, 2.5%), pooled analysis]). Virologic suppression rates were similar between treatment arms.2

John C Pottage, Jr, MD, Chief Scientific and Medical Officer, ViiV Healthcare, commented: "We believe no one should have to take more medicines than they need, and dolutegravir/rilpivirine represents our first 2-drug regimen that could reduce the number of antiretrovirals people living with HIV in Europe take daily, whilst maintaining the efficacy of traditional three-drug regimens. Our research efforts are exploring a number of two-drug regimen treatment options that look beyond viral load and may address unresolved issues, such as long-term toxicity and reducing the number of drugs used in dosing."

A CHMP opinion is one of the last regulatory steps before marketing authorisation is granted by the European Commission (EC). The final EC decision on European approval for dolutegravir/rilpivirine is anticipated towards the end of the second quarter of 2018.

-      Ends      -

Notes to editors
In June 2014, ViiV Healthcare and Janssen Sciences Ireland UC, one of the Janssen Pharmaceutical Companies of Johnson & Johnson, announced a collaboration to investigate the potential of combining dolutegravir and rilpivirine in a single pill in order to expand the treatment options available to people living with HIV.

About HIV
HIV stands for the Human Immunodeficiency Virus. Unlike some other viruses, the human body cannot get rid of HIV, so once someone has HIV they have it for life. There is no cure for HIV, but effective treatment can control the virus so that people with HIV can enjoy healthy and productive lives.

HIV has largely become a chronic treatable disease with improved access to antiretroviral treatment. This has led to a 22% drop in global HIV mortality between 2009 and 2013,[4] but more can be done for the estimated 36.7 million people living with HIV4 of which 160,000 were newly diagnosed in the Europe region alone in 2016.[5]

About dolutegravir/rilpivirine
Dolutegravir/rilpivirine was approved by the US Food and Drug Administration (FDA) on 21st November 2017, as a complete regimen for the treatment of HIV-1 infection in adults who are virologically suppressed (HIV-1 RNA less than 50 copies per mL) on a stable antiretroviral regimen for at least 6 months with no history of treatment failure and no known substitutions associated with resistance to the individual components of dolutegravir/rilpivirine.1

Dolutegravir/rilpivirine is a 2-drug regimen, once-daily, single pill that combines the integrase strand transfer inhibitor (INSTI) dolutegravir (50mg), with the non-nucleoside reverse transcriptase inhibitor (NNRTI) rilpivirine (25mg) taken once-daily as a complete HIV regimen for people living with HIV who are virologically suppressed.

Two essential steps in the HIV life cycle include reverse transcription - when the virus turns its RNA (ribonucleic acid) copy into DNA (deoxyribonucleic acid) - and integration - the moment when viral DNA becomes part of the host cell's DNA. These processes require two enzymes called nucleoside reverse transcriptase and integrase. NNRTIs and INSTIs interfere with the action of these two enzymes to prevent the virus from replicating. This decrease in replication can lead to less virus being available to cause subsequent infection of uninfected cells.

ViiV Healthcare has also submitted regulatory marketing applications in Canada, Australia and Switzerland.

About the SWORD phase III programme for dolutegravir (Tivicay) and rilpivirine (Edurant)2
The SWORD phase III programme evaluates the efficacy, safety, and tolerability of switching to dolutegravir plus rilpivirine from current integrase inhibitor-, non-nucleoside reverse transcriptase inhibitor-, or boosted protease inhibitor-based antiretroviral regimen in HIV-1-infected adults who are virologically suppressed with a three or four-drug regimen. SWORD-1 (NCT02429791) and SWORD-2 (NCT02422797) are replicate 148-week, randomised, open-label, non-inferiority studies to assess the antiviral activity and safety of a two-drug, daily oral regimen of dolutegravir plus rilpivirine compared with current antiretroviral therapy (full 148-week data will be shared in 2019). In the SWORD clinical trials, dolutegravir and rilpivirine are provided as individual tablets.

The primary endpoint is the proportion of patients with plasma HIV-1 RNA <50 copies per millilitre (c/mL) at Week 48. Key secondary endpoints include evaluation of the development of viral resistance, measurements of safety and tolerability, and changes in renal, bone and cardiovascular biomarkers. The studies also include exploratory measures to assess change in health-related quality of life, willingness to switch and adherence to treatment regimens.

For more information on the trials please visit: www.clinicaltrials.gov

Juluca and Tivicay are trademarks owned by the ViiV Healthcare group of companies.

EDURANT is a registered trademark of Janssen Sciences Ireland UC.

Important Safety Information for dolutegravir/rilpivirine in Europe: Please refer to the full European Summary of Product Characteristics for full prescribing information for dolutegravir and rilpivirine.

About ViiV Healthcare
ViiV Healthcare is a global specialist HIV company established in November 2009 by GlaxoSmithKline (LSE: GSK) and Pfizer (NYSE: PFE) dedicated to delivering advances in treatment and care for people living with HIV and for people who are at risk of becoming infected with HIV. Shionogi joined in October 2012. The company's aim is to take a deeper and broader interest in HIV/AIDS than any company has done before and take a new approach to deliver effective and innovative medicines for HIV treatment and prevention, as well as support communities affected by HIV.
For more information on the company, its management, portfolio, pipeline, and commitment, please visit www.viivhealthcare.com.

GSK - a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com

Cautionary statement regarding forward-looking statements
ViiV Healthcare Limited, the global specialist HIV company, is majority owned by GlaxoSmithKline plc, with Pfizer Inc. and Shionogi Limited. GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2017.

ViiV Healthcare Media enquiries:	Patricia O'Connor	+44 208 047 5982
	Marc Meachem	+1 919 483 8756

GSK Global Media enquiries:	Simon Steel	+44 (0) 20 8047 5502
	David Daley	+44 (0) 20 8047 5502

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194
	Tom Curry	+ 1 215 751 5419
	Gary Davies	+44 (0) 20 8047 5503
	James Dodwell	+44 (0) 20 8047 2406
	Jeff McLaughlin	+1 215 751 7002

References

[1] Juluca (dolutegravir and rilpivirine) Prescribing Information. Initial U.S Approval: 2017
[2] Llibre JM et al. Efficacy, safety, and tolerability of dolutegravir-rilpivirine for the maintenance of virological suppression in adults with HIV-1: phase 3, randomised, non-inferiority SWORD-1 and SWORD-2 studies. The Lancet. Published online January 5, 2018 http://dx.doi.org/10.1016/S0140-6736(17)33095-7.
[3] Metha R, et al. Bioequivalence of a fixed dose combination tablet of dolutegravir and rilpivirine in healthy subjects. Presented at the 18th Workshop on Clinical Pharmacology of Antiviral Therapy, 2017. Chicago, United States.
[4] World Health Organization. Global Update on the health sector response to HIV, 2014. July 2014. Available at: http://apps.who.int/iris/bitstream/10665/128494/1/9789241507585_eng.pdf?ua=1. Last accessed March 2018.
[5] World Health Organization. Infographic. Available at: http://www.euro.who.int/en/health-topics/communicable-diseases/hivaids/data-and-statistics/infographic-newly-diagnosed-hiv-infections-in-the-who-european-region,-2016. Last accessed March 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 23, 2018

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc